DENMARK

Bancshares, Inc.

2004 ANNUAL REPORT

TABLE OF CONTENTS

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers seven full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC") and sells a full line of insurance products through its subsidiary McDonald-Zeamer Insurance Agency, Inc.



SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2004	2003	2002	2001	2000
INCOME STATEMENT DATA					
Interest income	$19,615	$19,792	$22,201	$25,922	$25,837
Interest expense	5,925	6,452	7,971	13,403	15,504
Net interest income	$13,690	$13,340	$14,230	$12,519	$10,333
Less: Provision for possible loan losses	327	434	944	2,132	3,564
Net income after provision for possible credit losses	$13,363	$12,906	$13,286	$10,387	$6,769
Plus: Noninterest income	$1,734	$2,027	$1,707	$1,430	$1,042
Less: Noninterest expense	10,049	9,066	8,452	8,219	7,456
Net noninterest expense	($8,315)	($7,039)	($6,745)	($6,789)	($6,414)
Income before income taxes	$5,048	$5,867	$6,541	$3,598	$355
Income tax expense	1,190	1,525	1,817	753	(390)
Net income	$3,858	$4,342	$4,724	$2,845	$745
PER SHARE DATA (1)					
Net income	$31.86	$39.40	$43.49	$26.00	$6.79
Cash dividends declared	13.25	12.25	11.38	10.88	10.00
Book value (year end)	416.94	400.29	334.32	305.60	290.89
BALANCE SHEET DATA					
Average balances:					
Total loans (includes loans held for sale)	$282,000	$258,276	$266,004	$275,629	$268,719
Investment securities	48,470	51,661	42,580	38,145	42,872
Assets	366,550	350,301	339,604	344,459	333,681
Deposits	265,916	259,625	249,722	245,252	223,291
Stockholders' equity	49,676	40,203	34,929	32,835	33,066
Year-end balances:					
Total loans (includes loans held for sale)	$300,864	$266,503	$262,470	$268,028	$280,977
Allowance for possible credit losses	5,820	5,529	5,418	5,524	6,572
Investment securities	49,201	50,289	50,986	37,823	43,046
Assets	396,685	358,878	346,153	346,374	345,299
Deposits	288,758	263,731	257,964	252,688	245,621
Long-term debt	33,773	26,480	26,186	34,087	22,092
Stockholders' equity	50,383	48,569	36,150	33,371	31,872
FINANCIAL RATIOS					
Return on average equity	7.77%	10.80%	13.52%	8.66%	2.25%
Return on average assets	1.05%	1.24%	1.39%	0.83%	0.22%
Net interest spread (tax-equivalent)	3.93%	3.95%	4.28%	3.41%	2.70%
Average equity to average assets	13.55%	11.48%	10.29%	9.53%	9.91%
Allowance for credit losses to loans	1.93%	2.07%	2.06%	2.06%	2.34%
Non-performing loans to allowance for credit losses	101.37%	113.61%	112.41%	126.41%	123.95%

Dollars in thousands except per share data.

(1) Adjusted to reflect 2-for-1 stock split effective June 11, 2002.

PRESIDENT'S LETTER

To Our Shareholders and Friends:

We are pleased to present the 2004 Annual Report of Denmark Bancshares, Inc. Your Company enjoyed another successful year with excellent growth in deposits and assets.

Our semi-annual dividend of $6.75 per share to shareholders of record December 14, 2004, payable January 3, 2005, represents a 4% increase over the last semi-annual dividend and an 8% increase over the dividend paid in January 2004.

On April 26, 2005, Norman F. Tauber, a dedicated and respected member of our Board of Directors, will retire. We will miss his vision and knowledge of the financial services industry.

In these dynamic and challenging times in the banking industry, we are confident that our products and services will continue to meet the needs of our customers. We continue to remain an independent, locally owned bank that is committed to being a part of the growth and success of the communities we live in.

As always, we appreciate your continued support as shareholders and ask that you recommend our services to your friends, relatives and business associates.

Sincerely,

Darrell R. Lemmens
Chairman of the Board

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2004. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, DBI's management believes that, as of December 31, 2004, DBI's internal control over financial reporting is effective based on those criteria.

The independent registered public accounting firm, Wipfli LLP, has issued an audit report on our assessment of DBI's internal control over financial reporting, which is included herein.

Darrell R. Lemmens
Chairman of the Board, President
and Chief Executive Officer

Dennis J. Heim
Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited management's assessment, included in the accompanying Report of Management, that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Denmark Bancshares, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the December 31, 2004 and 2003 consolidated statement of financial condition and the related consolidated statements of income, stockholders' equity, and cash flows for the three year period ended December 31, 2004 of Denmark Bancshares, Inc. and Subsidiaries, and our report dated February 3, 2005 expressed an unqualified opinion.

Wipfli LLP

Wipfli LLP
February 3, 2005
Green Bay, Wisconsin

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited the accompanying statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Denmark Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our reported dated February 3, 2005 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.



Wipfli LLP

February 3, 2005
Green Bay, Wisconsin

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2004	2003
Cash and due from banks	$11,274,172	$11,446,185
Interest-bearing deposits in other banks	0	4,000,000
Total Cash and Cash Equivalents	$11,274,172	$15,446,185
Federal funds sold	14,119,000	8,212,000
Investment Securities		
Available-for-sale, at fair value	9,203,458	12,340,294
Held-to-maturity (fair value approximates $42,696,580		
and $40,958,769, respectively)	39,997,765	37,948,433
Total Investment Securities	$49,201,223	$50,288,727
Loans less allowance for credit losses of $5,820,150		
and $5,528,917, respectively	294,017,313	260,145,613
Loans held for sale	1,026,397	828,725
Premises and equipment, net	8,507,697	6,112,547
Other investments, at cost	7,046,300	6,667,500
Accrued interest receivable	1,713,792	1,509,099
Other assets	9,779,541	9,667,828
TOTAL ASSETS	$396,685,435	$358,878,224

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$35,012,285	$32,642,028
Interest-bearing	253,745,330	231,088,796
Total Deposits	$288,757,615	$263,730,824
Short-term borrowings	21,718,325	18,260,509
Accrued interest payable	842,827	636,376
Other liabilities	1,210,698	1,202,030
Long-term debt	33,772,738	26,479,684
Total Liabilities	$346,302,203	$310,309,423
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; issued 120,839 and 121,335 shares, net of 691 shares of treasury stock in 2004 and 195 shares in 2003	$17,678,887	$18,106,238
Paid in capital	470,094	470,138
Retained earnings	32,300,582	30,046,866
Accumulated other comprehensive loss		
Unrealized losses on securities	(66,331)	(54,441)
Total Stockholders' Equity	$50,383,232	$48,568,801
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$396,685,435	$358,878,224

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2004	2003	2002
Interest Income			
Loans including fees	$16,921,457	$16,888,656	$19,579,961
Investment securities:			
Taxable	187,819	234,046	141,439
Tax-exempt	2,025,429	1,957,144	2,020,919
Interest on federal funds sold	81,060	166,320	194,130
Other interest income	399,226	546,058	264,386
	$19,614,991	$19,792,224	$22,200,835
Interest Expense			
Deposits	$4,342,960	$4,852,903	$6,173,175
Short-term borrowings	368,509	452,655	690,959
Long-term debt	1,213,335	1,146,398	1,106,639
	$5,924,804	$6,451,956	$7,970,773
Net interest income	$13,690,187	$13,340,268	$14,230,062
Provision for Credit Losses	327,000	434,000	944,000
Net interest income after provision for credit losses	$13,363,187	$12,906,268	$13,286,062
Other Income			
Service fees and commissions	$945,362	$849,606	$934,855
Investment security gains	0	0	7,350
Loan sale gains	257,189	684,960	423,267
Bank owned life insurance	222,000	129,500	0
Other	309,710	362,952	341,241
	$1,734,261	$2,027,018	$1,706,713
Other Expense			
Salaries and employee benefits	$6,151,745	$5,473,044	$5,278,543
Occupancy expenses	1,203,438	974,215	843,148
Data processing expenses	644,461	601,046	550,417
Marketing expenses	262,427	256,822	246,294
Directors fees	228,110	243,400	223,120
Professional fees	241,108	223,501	183,062
Printing and supplies	221,002	191,251	191,512
Amortization of intangibles	214,230	212,128	206,811
Other operating expenses	882,904	890,555	728,919
	$10,049,425	$9,065,962	$8,451,826
Income before income taxes	$5,048,023	$5,867,324	$6,540,949
Income tax expense	1,190,103	1,525,216	1,816,971
NET INCOME	$3,857,920	$4,342,108	$4,723,978
EARNINGS PER COMMON SHARE	$31.86	$39.40	$43.49

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount				
Balance, December 31, 2001	109,202	$9,626,921	$112,227	$23,623,187	$9,027	$33,371,362
Comprehensive income						
Net income				4,723,978		4,723,978
Other comprehensive income, net of tax Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $4,682					7,212	7,212
Total comprehensive income						$4,731,190
Cash dividend, $11.38 per share				(1,233,446)		(1,233,446)
Treasury stock sales	188	122,874	924			123,798
Treasury stock acquisitions	(1,261)	(843,320)				(843,320)
Balance, December 31, 2002	108,129	$8,906,475	$113,151	$27,113,719	$16,239	$36,149,584
Comprehensive income						
Net income				4,342,108		4,342,108
Other comprehensive loss, net of tax Change in unrealized loss on securities available-for-sale, net of applicable deferred income tax benefit of $45,895					(70,680)	(70,680)
Total comprehensive income						$4,271,428
Cash dividend, $12.25 per share				(1,408,961)		(1,408,961)
Issuance of common stock	10,850	7,837,681				7,837,681
Treasury stock sales	2,536	1,496,491	356,987			1,853,478
Treasury stock acquisitions	(180)	(134,409)				(134,409)
Balance, December 31, 2003	121,335	$18,106,238	$470,138	$30,046,866	($54,441)	$48,568,801
Comprehensive income						
Net income				3,857,920		3,857,920
Other comprehensive loss, net of tax Change in unrealized loss on securities available-for-sale, net of applicable deferred income tax benefit of $7,719					(11,890)	(11,890)
Total comprehensive income						$3,846,030
Cash dividend, $13.25 per share				(1,604,204)		(1,604,204)
Treasury stock sales	106	90,038	(44)			89,994
Treasury stock acquisitions	(602)	(517,389)				(517,389)
BALANCE, DECEMBER 31, 2004	120,839	$17,678,887	$470,094	$32,300,582	($66,331)	$50,383,232

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2004	2003	2002
Cash Flows from Operating Activities:			
Net income	$3,857,920	$4,342,108	$4,723,978
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	653,625	517,462	457,188
Provision for credit losses	327,000	434,000	944,000
Amortization of intangibles	214,230	212,128	206,811
Gain on sale of assets	(169,460)	(618,769)	(464,835)
Amortization of bond premium	33,138	20,115	11,440
Accretion of bond discount	(147,645)	(148,385)	(200,473)
Loans originated for sale	(21,594,022)	(59,129,023)	(37,571,856)
Proceeds from sale of loans	21,616,408	60,482,595	39,283,077
Common stock dividends	(333,800)	(436,470)	(156,600)
Income from bank owned life insurance	(222,000)	(129,500)	0
(Increase) decrease in interest receivable	(204,693)	100,911	236,773
Increase (decrease) in interest payable	206,451	(218,424)	(239,875)
Other, net	(135,807)	504,782	617,976
Net Cash Provided by Operating Activities	$4,101,345	$5,933,530	$7,847,604
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$2,020,000	$2,287,000	$1,787,350
Maturities and sales of available-for-sale securities	13,172,437	27,532,066	13,769,796
Purchases of held-to-maturity securities	(3,927,837)	(2,180,875)	(3,468,984)
Purchases of available-for-sale securities	(10,082,198)	(26,929,175)	(25,042,918)
Purchases of common stock	(45,000)	(2,758,730)	0
Purchase of bank owned life insurance	0	(5,000,000)	0
Federal funds sold, net	(5,907,000)	4,085,000	8,559,000
Proceeds from sale of foreclosed assets	513,360	874,899	1,394,173
Net (increase) decrease in loans made to customers	(34,772,175)	(6,260,040)	2,211,108
Capital expenditures	(3,048,275)	(2,405,430)	(242,182)
Net Cash Used by Investing Activities	($42,076,688)	($10,755,285)	($1,032,657)
Cash Flows from Financing Activities:			
Net increase in deposits	$25,026,790	$5,767,279	$5,275,873
Purchase of treasury stock	(517,389)	(134,409)	(843,320)
Sale of treasury stock	89,994	1,853,478	123,798
Sale of common stock	0	7,837,681	0
Dividends paid	(1,546,935)	(1,272,408)	(1,212,239)
Debt proceeds	40,936,816	37,072,729	46,909,514
Debt repayments	(30,185,946)	(42,566,413)	(55,023,908)
Net Cash Provided (Used) by Financing Activities	$33,803,330	$8,557,937	($4,770,282)
Net (decrease) increase in cash and cash equivalents	($4,172,013)	$3,736,182	$2,044,665
Cash and cash equivalents, beginning	15,446,185	11,710,003	9,665,338
CASH AND CASH EQUIVALENTS, ENDING	$11,274,172	$15,446,185	$11,710,003
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$610,609	$1,234,985	$1,009,081
Total increase (decrease) in unrealized loss on			
securities available-for-sale	$19,609	$116,575	($11,894)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of DBI's assets are held by Denmark State Bank.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates, such as allowance for credit losses and accounting for the impairment of loans, are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $1,051,854, $1,177,657 and $1,255,000 and interest paid was $5,735,119, $6,682,440 and $8,221,497 for the years ended December 31, 2004, 2003 and 2002, respectively.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the settlement date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for loan and lease losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $1,083,088 and $1,074,070 at December 31, 2004 and 2003, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock and AgriBank stock. Other investments are evaluated for impairment on an annual basis.

As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes.

Treasury Stock

Treasury stock consists of 691 and 195 shares, at a cost of $495,779 and $67,738 as of December 31, 2004 and 2003, respectively and is netted against common stock on the consolidated statement of financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock Split

In March 2002, the Board of Directors authorized a two-for-one common stock split to be implemented by a stock dividend of one share for each share outstanding to shareholders of record on June 11, 2002, payable on July 1, 2002. Accordingly, outstanding shares of common stock were increased from 54,365 to 108,730 shares. Since the common stock has no par value, there was no increase in the common stock account. References in the consolidated financial statements and notes with regard to per share and related data have been retroactively adjusted to give effect to the transaction.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. The number of shares used in computing basic earnings per share is 121,100, 110,195 and 108,626 for the years ended December 31, 2004, 2003 and 2002, respectively.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 – CASH RESTRICTIONS -- DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,040,000 and $975,000 as of December 31, 2004 and 2003, respectively, were satisfied by currency and coin holdings.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

| | December 31, 2004 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$5,236,859	$9,226	($118,627)	$5,127,458
State and local governments	3,880,000	0	0	3,880,000
Other securities	196,000	0	0	196,000
	$9,312,859	$9,226	($118,627)	$9,203,458

| | December 31, 2003 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$6,549,582	$16,892	($106,684)	$6,459,790
State and local governments	5,500,000	0	0	5,500,000
Other securities	380,504	0	0	380,504
	$12,430,086	$16,892	($106,684)	$12,340,294

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

| | December 31, 2004 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$39,997,765	$2,702,939	($4,124)	$42,696,580
	$39,997,765	$2,702,939	($4,124)	$42,696,580

| | December 31, 2003 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,948,433	$3,010,336	$0	$40,958,769
	$37,948,433	$3,010,336	$0	$40,958,769

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The amortized cost and estimated fair values of securities at December 31, 2004, by maturity were as follows:

Amounts Maturing	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$3,883,080	$3,883,081	$1,616,313	$1,613,401
From one through five years	5,072,860	4,961,033	5,645,187	5,978,421
From five through ten years	160,919	163,344	9,056,322	9,871,823
After ten years	0	0	23,679,943	25,232,935
Other securities (no stated maturity)	196,000	196,000	0	0
	$9,312,859	$9,203,458	$39,997,765	$42,696,580

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments securities are allocated according to their put date.

No securities were sold during 2004 and 2003. During 2002 gross realized gains of $7,350 were included in earnings as a result of held-to-maturity securities being called. The amortized cost of these securities totaled $300,000.

Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

Securities Available for Sale	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$4,256	$676,353	$114,371	$3,940,716
Total securities available for sale	$4,256	$676,353	$114,371	$3,940,716
Securities Held to Maturity				
State and local governments	$4,124	$1,296,898	$0	$0
Total securities held to maturity	$4,124	$1,296,898	$0	$0

At December 31, 2004, four debt securities have unrealized losses with aggregate depreciation of 2% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

There were no significant concentrations of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $78,618 and $108,696 and estimated fair value of $79,809 and $109,954, at December 31, 2004 and 2003, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

13

NOTE 4 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,	
	2004	2003
Real estate:		
Residential	$108,829,736	$103,020,122
Commercial	51,240,233	40,333,924
Agricultural	31,620,947	32,039,829
Construction	28,179,114	16,819,123
	$219,870,030	$192,212,998
Commercial	$33,931,171	$31,102,205
Agricultural	34,731,956	30,746,296
Consumer installment	10,300,960	10,575,040
Unsecured loans	1,003,346	1,037,991
Total loans receivable	$299,837,463	$265,674,530
Allowance for credit losses	(5,820,150)	(5,528,917)
NET LOANS RECEIVABLE	$294,017,313	$260,145,613

Nonaccrual loans totaled $5,900,375 and $6,281,472 at December 31, 2004 and 2003, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

	Year Ended December 31,		
	2004	2003	2002
Income in accordance with original loan terms	$519,998	$675,037	$719,251
Income recognized	(416,746)	(461,764)	(598,884)
REDUCTION IN INTEREST INCOME	$103,252	$213,273	$120,367

Information concerning the Company's investment in impaired loans is as follows:

	Year Ended December 31,		
	2004	2003	2002
Total investment in impaired loans	$2,987,197	$2,774,224	$3,676,944
Loans requiring a related allowance	2,987,197	2,774,224	3,676,944
Related allowance	(576,713)	(375,367)	(320,670)
Average investment in impaired loans during the year	3,694,020	3,671,014	4,805,898
Interest income recognized on a cash basis	209,181	229,254	277,038

There was $75,500 of additional funds committed to be advanced in connection with impaired loans as of December 31, 2004.

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,		
	2004	2003	2002
Balance - beginning of year	$5,528,917	$5,417,920	$5,524,293
Charge-offs	(227,430)	(401,692)	(1,298,125)
Recoveries	191,663	78,689	247,752
Provision charged to operations	327,000	434,000	944,000
BALANCE - END OF YEAR	$5,820,150	$5,528,917	$5,417,920

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2004	2003
Land	$1,161,614	$1,147,115
Buildings and improvements	7,842,802	5,665,656
Furniture and fixtures	4,434,363	3,833,862
Construction in progress	271,628	61,768
	$13,710,407	$10,708,401
Less: Accumulated depreciation	(5,202,710)	(4,595,854)
NET	$8,507,697	$6,112,547

As of Deecmber 31, 2004, there was approximately $1,734,529 of commitments outstanding to complete construction in progress and purchase equipment.

NOTE 6 - INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization and net book value of intangible assets were as follows:

	December 31,	
	2004	2003
Gross carrying amount	$3,287,713	$3,285,713
Less: Accumulated amortization	(1,701,893)	(1,487,663)
NET BOOK VALUE	$1,585,820	$1,798,050

For the next five years intangible assets will be amortized $207,451 annually.

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2004	2003
NOW accounts	$22,519,097	$17,199,734
Savings accounts	19,906,657	18,806,288
Money market accounts	64,360,830	65,163,062
Time deposit accounts	146,958,746	129,919,712
TOTAL	$253,745,330	$231,088,796

The following table shows the maturity distribution of time deposit accounts:

	December 31,	
(In thousands)	2004	2003
Within one year	$75,486	$91,618
One to two years	51,940	24,817
Two to three years	4,777	6,836
Three to four years	4,956	2,504
Over four years	9,800	4,145
TOTAL	$146,959	$129,920

Time deposit accounts issued in amounts of $100,000 or more totaled $39,598,664 and $33,165,000 at December 31, 2004, and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $21,718,325 and $18,260,509 at December 31, 2004 and 2003, respectively. Notes payable are secured by agricultural loans with a carrying value of $29,181,137 and $25,528,496 as of December 31, 2004 and 2003, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 1.80% to 3.14% at December 31, 2004. As of December 31, 2004, DBI had $38,839,675 of unused lines of credit with banks to be drawn upon as needed.

NOTE 9 - LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,	
	2004	2003
Note dated in 2004, with AgriBank, FCB, quarterly interest due at a fixed rate of 2.94%, principal due and payable September 16, 2006.	$300,000	$0
Note dated in 2003, with AgriBank, FCB, quarterly interest due at a fixed rate of 3.22%, principal due and payable November 4, 2006.	300,000	300,000
Note dated in 2003, with AgriBank, FCB, quarterly interest due at a fixed rate of 2.50%, principal due and payable November 20, 2005.	2,000,000	2,000,000
Note dated in 2002, with AgriBank, FCB, quarterly interest due at a fixed rate of 3.78%, principal due and payable September 20, 2006.	105,000	105,000
Note dated in 2004, with Federal Home Loan Bank of Chicago, monthly interest due at a fixed rate of 3.79%, principal due and payable September 28, 2009.	7,000,000	0
Note dated in 2002, with Federal Home Loan Bank of Chicago, monthly interest due at a fixed rate of 3.59%, principal due and payable October 30, 2007.	5,000,000	5,000,000
Note dated in 2002, with Federal Home Loan Bank of Chicago, monthly interest due at a fixed rate of 3.86%, principal due and payable September 18, 2007.	5,000,000	5,000,000
Note dated in 2001, with Federal Home Loan Bank of Chicago, monthly interest due at a fixed rate of 4.80%, principal due and payable quarterly or final maturity January 16, 2011.	10,000,000	10,000,000
Note dated in 1998, with Federal Home Loan Bank of Chicago, monthly interest due at a fixed rate of 5.05%, principal due and payable quarterly or final maturity January 20, 2008.	4,000,000	4,000,000
Note dated in 1996, interest rate of 8%, principal payments in monthly installments of $1,092 through 2011.	67,738	74,684
TOTAL LONG-TERM DEBT	$33,772,738	$26,479,684

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $79,261,139 and $74,039,401 as of December 31, 2004 and 2003, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $29,181,137 and $25,528,496 as of December 31, 2004 and 2003, respectively. The pledged notes also secure short-term borrowings. Long-term debt has aggregate maturities for the five years 2005 through 2009 as follows: $2,007,522 in 2005, $713,147 in 2006, $10,008,823 in 2007, $4,009,555 in 2008 and $7,010,348 in 2009.

16

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2004	2003	2002
Current:	Federal	$773	$934	$927
	State	301	307	338
		$1,074	$1,241	$1,265
Deferred:	Federal	$153	$254	$489
	State	(37)	30	63
		$116	$284	$552
	TOTAL PROVISION FOR INCOME TAXES	$1,190	$1,525	$1,817

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate for the reasons noted in the table below:

	2004		2003		2002	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$1,716	34%	$1,995	34%	$2,224	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(651)	(13)	(670)	(11)	(691)	(10)
State income tax, net of federal tax benefit	174	4	222	4	265	4
Other, net	(49)	(1)	(22)	(1)	19	0
APPLICABLE INCOME TAXES	$1,190	24%	$1,525	26%	$1,817	28%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

	2004	2003
(In thousands)		
Deferred tax assets:		
Allowance for credit losses	$2,052	$1,953
Unrealized losses on available-for-sale securities	43	35
State tax net operating loss carryforward	205	205
Interest receivable on nonaccrual loans	63	59
Other	102	57
Gross deferred tax assets	$2,465	$2,309
Valuation allowance	(205)	(205)
Total deferred tax assets	$2,260	$2,104
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$319	$251
State income taxes	120	107
Stock dividends received	530	390
Other	47	4
Total deferred tax liabilities	$1,016	$752
NET DEFERRED TAX ASSET	$1,244	$1,352

DBI has state net operating loss carryforwards of approximately $2,601,000. Portions of DBI's net operating losses have been expiring since 2000.

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

§ DBI will contribute 50% of each employee contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

§ DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2004 and 2003 and 3% for 2002.

In 2002 DBI had a money purchase plan that provided employer contributions of 5% of each participant's compensation. As of January 1, 2003, the money purchase plan merged into DBI's profit sharing and retirement savings plan.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $418,054, $373,939 and $374,843 for the years 2004, 2003 and 2002, respectively.

NOTE 12 – COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

(In thousands)	Contract or Notional Amount December 31, 2004	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$27,432	$20,724
Standby letters of credit and financial guarantees written	1,625	1,625

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2004, variable rate commitments totaled $9,567,147.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2004, was approximately $2,635,000. Federal funds sold to correspondent banks are not insured.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers. Other changes reflect the addition of an executive officer.

(In thousands)	12/31/2003 Beginning Balance	New Loans	Payments	Other Changes	12/31/2004 Ending Balance
Aggregate related party loans	$2,171	$2,393	($1,215)	$127	$3,476

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $1,742,453 and $1,612,798 at December 31, 2004 and 2003, respectively.

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.

Statements of Financial Condition

	December 31,	
(In thousands)	2004	2003
Assets		
Cash in banks	$1,500	$4,719
Investment		
Banking subsidiary	34,549	32,668
Nonbanking subsidiaries	7,805	7,116
Real estate loans (less allowance for credit losses of $0 and $3, respectively)	0	65
Fixed assets (net of depreciation of $2,491 and $2,009, respectively)	7,547	4,745
Other assets	76	77
TOTAL ASSETS	$51,477	$49,390
Liabilities		
Accrued expenses	$95	$63
Dividends payable	816	758
Other liabilities	183	0
Total Liabilities	$1,094	$821
Stockholders' Equity		
Common stock	$17,679	$18,106
Paid-in capital	470	470
Retained earnings	32,300	30,047
Accumulated other comprehensive income		
Unrealized losses on securities	(66)	(54)
Total Stockholders' Equity	$50,383	$48,569
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$51,477	$49,390

DENMARK BANCSHARES, INC.
Statements of Income

(In thousands)	For the Years Ended December 31,		
	2004	2003	2002
Income			
Interest income from loans	$2	$5	$9
Other interest income	21	10	1
Dividend income from banking subsidiary	1,500	0	1,500
Dividend income from nonbanking subsidiary	0	0	600
Rental income from banking subsidiary	416	261	257
Rental income from nonbanking subsidiary	9	7	7
Total Income	$1,948	$283	$2,374
Expenses			
Management fees to banking subsidiary	$174	$162	$150
Interest expense	0	79	106
Provision for credit losses	(3)	0	0
Depreciation	249	156	144
Other operating expenses	359	244	251
Total Expenses	$779	$641	$651
Income before income taxes and undistributed income of subsidiaries	$1,169	($358)	$1,723
Income tax benefit	(108)	(117)	(123)
Income before Undistributed Income of Subsidiaries	$1,277	($241)	$1,846
Equity in Undistributed Income of Subsidiaries			
Banking subsidiary	1,892	3,778	2,723
Nonbank subsidiaries	689	805	155
NET INCOME	$3,858	$4,342	$4,724

DENMARK BANCSHARES, INC.

Statements of Cash Flows

(In thousands)	For the Years Ended December 31,		
	2004	2003	2002
Cash Flows from Operating Activities:			
Net Income	$3,858	$4,342	$4,724
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	249	156	144
Equity (earnings) of banking subsidiary	(3,392)	(3,778)	(4,223)
Equity (earnings) of nonbanking subsidiaries	(689)	(805)	(755)
Dividend from banking subsidiary	1,500	0	1,500
Dividend from nonbanking subsidiary	0	0	600
Decrease (increase) in other assets	(18)	(4)	43
Increase (decrease) in other liabilities	230	(4)	1
Net Cash Provided (Used) by Operating Activities	$1,738	($93)	$2,034
Cash Flows from Investing Activities:			
Capital expenditures	($3,051)	($1,619)	($180)
Net decrease in real estate loans	68	34	96
Net Cash Used by Investing Activities	($2,983)	($1,585)	($84)
Cash Flows from Financing Activities:			
Debt proceeds	$0	$2,100	$1,100
Debt repayments	0	(4,700)	(1,100)
Sale of common stock	0	7,838	0
Treasury stock proceeds	90	1,853	124
Treasury stock purchases	(517)	(135)	(843)
Dividends paid	(1,547)	(1,272)	(1,212)
Net Cash (Used) Provided by Financing Activities	($1,974)	$5,684	($1,931)
Net (Decrease) Increase in Cash	($3,219)	$4,006	$19
Cash, beginning	4,719	713	694
CASH, ENDING	$1,500	$4,719	$713
Supplemental Disclosure:			
Income taxes received	($297)	($115)	($170)

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2004, 264 rights were granted and of those 106 shares were purchased. No rights were granted in 2003. In 2002, 450 rights were granted and of those 186 shares were purchased in 2003.

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold - For cash and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held For Sale - Fair value is based on commitments from investors or prevailing market prices.

Other Investments - For other investments, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance – The carrying amount of bank owned life insurance approximates fair value.

Accrued Interest – The carrying amounts of accrued interest approximates fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings - Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

The estimated fair values of the Company's financial instruments are as follows:

| | For the Years Ended December 31, | | | |
| | 2004 | | 2003 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$25,393	$25,393	$23,658	$23,658
Investment securities	49,201	51,900	50,289	53,299
Loans	299,837	299,070	265,675	265,658
Loans held for sale	1,026	1,026	829	829
Less: Allowance for credit losses	(5,820)	-	(5,529)	-
Bank owned life insurance	5,352	5,352	5,130	5,130
Other investments, at cost	7,046	7,046	6,668	6,668
Accrued interest receivable	1,714	1,714	1,509	1,509
TOTAL	$383,749	$391,501	$348,229	$356,751
Financial Liabilities				
Deposits	$288,758	$289,120	$263,731	$262,370
Borrowings	55,491	55,795	44,740	45,204
Accrued interest payable	843	843	636	636
TOTAL	$345,092	$345,758	$309,107	$308,210

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

The Company's actual capital amounts and ratios are also presented in the table below:

	Amount		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provision:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$52,702,828	17.3%	$24,408,122	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$48,863,743	16.0%	$12,204,061	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$48,863,743	12.7%	$15,430,833	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$36,505,465	13.7%	$21,289,503	≥8.0%	$26,611,878	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$33,156,213	12.5%	$10,644,751	≥4.0%	$15,967,127	≥ 6.0%
Tier 1 Capital (to Average Assets)*	$33,156,213	9.6%	$13,889,276	≥4.0%	$17,361,595	≥ 5.0%
As of December 31, 2003:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$50,221,581	18.6%	$21,566,833	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$46,825,192	17.4%	$10,783,417	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$46,825,192	13.3%	$14,081,874	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$34,062,499	14.4%	$18,989,902	≥8.0%	$23,737,378	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$31,071,756	13.1%	$9,494,951	≥4.0%	$14,242,427	≥ 6.0%
Tier 1 Capital (to Average Assets)*	$31,071,756	9.7%	$12,803,132	≥4.0%	$16,003,915	≥ 5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

DSB is restricted by banking regulations from making dividend distributions to DBI that exceed the retained net income for the most current year plus retained net income for the preceding two years. Under this formula, dividends of approximately $8,393,000 may be paid without prior regulatory approval as of December 31, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2004, and DBI's consolidated financial condition at the end of each year during this period. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, and by external auditors, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors: 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by independent auditors and regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the adequacy of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of December 31, 2004.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Had management determined that this acquisition met the definition of a business combination, Statement No. 142 would have required the intangible asset not to be amortized and for DBI to evaluate the branch acquisition for impairment on an annual basis and record an impairment charge, if any, to earnings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

The improving economic conditions throughout our market area and continued low interest rates contributed to very strong loan growth during the last five quarters. The loan portfolio grew by $43.9 million since the end of the third quarter of 2003 through December 31, 2004. Despite the large increase in loans the overall asset quality ratios improved during 2004. The percentage of non-performing loans to the allowance for loan and lease losses improved to 101.4% at year-end compared to 113.6% at the end of 2003. This was the lowest year-end percentage since 1995. The level of past due loans (including nonaccrual loans) as a percentage of total loans showed some improvement as it fell from 3.7% at December 31, 2003 to 3.4% at year-end. Management will seek to improve the overall quality of the loan portfolio by reducing the level of past due loans and nonperforming assets through aggressive collection efforts. Continued emphasis on loan underwriting standards should result in an acceptable level of charge-offs.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $16.9 million in 2004 represents 79% of gross revenues. Net charge-offs on loans were $35,767 during the year compared to $323,003 one year earlier. The provision for loan and lease losses during 2004 was $327,000 compared to $434,000 one year earlier.

Agricultural lending is one of DBI's niches in its market area. The agricultural loan portfolio represents 22% of total loans. Agricultural loans increased by $3.6 million or 5.7% during 2004. The agricultural economy, especially for dairy farmers, was strong based primarily on higher commodities prices. Dairy farmers experienced record high milk prices every month from March through June. The robust year allowed many farmers to reduce debt and coupled with rising real estate values led to improved net worth. Agricultural loans past due (including nonaccrual loans) totaled $0.7 million at year-end compared to $1.4 million as of December 31, 2003.

DBI's leverage ratio (core capital as a percent of assets) at year-end was 12.7% compared to 13.3% at year-end 2003. Core capital as a percent of risk-based assets fell from 17.4% to 16.0%. DBI's capital to assets ratios have fallen somewhat from the previous year-end primarily as a result of the growth in total assets, which rose by $37.8 million and the increased dividend payout ratio which increased from 33% during 2003 to 42% in the most recent year. The strong capital position will allow DBI to continue to pursue profitable growth opportunities.

During the third quarter of 2004 DBI opened its seventh branch banking office. The cost of the facility including land, building, furniture, fixtures and equipment was just under $2.8 million. This branch office represents the second location of DBI in Wrightstown. During 2005, DBI will complete the last of its major planned brick and mortar projects with the building of a new office in Maribel to replace the existing facility. The total cost of that project should be under $2.5 million. The recent capital improvements have contributed to higher overhead costs and consequently a higher efficiency ratio. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 61% for 2004 compared to 55% and 50% for the years ended 2003 and 2002, respectively.

DBI encountered numerous challenges in 2004 and some of those led to declining profitability ratios. The return on average equity fell to 7.8% compared to 10.8% during 2003. Return on average assets was 1.05% for 2004 compared to 1.24% a year earlier. The decrease in net income for 2004 was primarily the result of higher noninterest expenses, which increased by almost $1 million during 2004 compared to 2003. The costs of additional staff for the Wrightstown office, regular salary increases and a 26% increase in employee health insurance benefits contributed to an increase of $678,701 in salaries and benefits expense. Occupancy expenses increased by $229,223 or 24% higher than in 2003.

During 2005, DBI will try to maintain the net interest spread in a rising rate environment. The Federal Open Market Committee ("FOMC"), led by Chairman Alan Greenspan, has raised short-term rates six times between June 30, 2004, and February 2, 2005. The FOMC's latest statement indicates additional increases in short-term rates at a measured pace are forthcoming. The net interest spread was 3.93% for 2004 compared to 3.95% and 4.28% for the years 2003 and 2002, respectively. Rising interest rates will raise the costs to our existing borrowers as over $191 million of DBI's loans reprice within the next twelve months. In many cases, a higher principal and interest payment amount will be required to amortize the loan over an adequate time period. There is a risk that some borrowers will be unable to meet the higher payment requirements, thereby increasing DBI's ratio of past due loans.

DBI's loan portfolio contains almost $220 million or 73% of total loans secured by real estate. Real estate values have risen steadily in most of our market area in the last few years. A significant decline in real estate values throughout out market area could cause some loans to be under collateralized.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management of DBI spent a considerable time complying with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). SOX required, among other things, extensive documentation, testing and auditing of our internal control over financial reporting. DBI incurred over $100,000 in costs to the independent auditor and to a third party consultant in order to meet the SOX requirements. The increasing regulatory burden has caused a number of publicly held community financial institutions to seek reorganization to a privately held institution and thereby eliminate the disclosure and reporting requirements as a registered company with the Securities & Exchange Commission. DBI has no intention of seeking reorganization and management feels that the initial compliance with SOX was the most arduous and expensive.

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

| | | | | Percent Increase (Decrease) | |
	2004	2003	2002	2004/03	2003/02
(In thousands)					
Interest income	$19,615	$19,792	$22,201	(0.9)%	(10.9)%
Interest expense	5,925	6,452	7,971	(8.2)	(19.1)
Net interest income	13,690	13,340	14,230	2.6	(6.3)
Provision for credit losses	327	434	944	(24.7)	(54.0)
Noninterest income	1,734	2,027	1,707	(14.5)	18.7
Noninterest expense	10,049	9,066	8,452	10.8	7.3
Net income	3,858	4,342	4,724	(11.1)	(8.1)

Earnings Performance Summary

DBI recorded net income of $3,857,920 in 2004. This represents a decrease of $484,188 or 11.1% compared to 2003 earnings. The decrease in net income is primarily attributable to higher noninterest expenses and lower noninterest income. Noninterest expenses increased by $983,463 primarily as a result of increases in salaries and employee benefits which increased by $678,701 and occupancy expenses, which increased by $229,223. A decrease in the gains from the sale of loans primarily contributed to a decline in noninterest income, which fell by $292,757 in 2004. These items more than offset higher net interest income, which increased by $349,919, a decrease of $335,113 in the provision for income taxes and a decrease of $107,000 in the provision for loan losses.

Net income during 2003 decreased $381,870 or 8.1% compared to 2002 earnings. The decrease in net income in 2003 was primarily attributable to lower net interest income and higher noninterest expenses. Net interest income decreased by $889,794 primarily as a result of a lower net interest spread. Noninterest expenses increased by $614,136 primarily as a result of increases in salaries and employee benefits which increased by $194,501 and occupancy expenses, which increased by $131,067. These items more than offset a lower provision for loan losses that decreased by $510,000 and higher noninterest income that rose by $320,305 primarily as a result of an increase in the gains from the sale of loans.

On a per share basis, net income was $31.86 in 2004 compared with $39.40 in 2003 and $43.49 in 2002. The reduction in 2004 was caused in part by a 11.1% reduction in net income compared with 2003 and also by an increase in the weighted average shares in 2004 as a result of the sale of an additional 12,850 shares of stock in November 2003. The number of weighted average shares outstanding during 2004 was 121,100 compared to 110,195 during 2003. Return on average assets for DBI was 1.05% in 2004 compared to 1.24% in 2003 and 1.39% in 2002. Return on average equity in 2004 was 7.8% compared to 10.8% and 13.5% in 2003 and 2002, respectively.

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

	Year Ended December 31,					
	2004			2003		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change	Average Balance	Average Rate	Total Change
Interest income:						
Loans (1)	$1,553	($1,522)	$31	($569)	($2,124)	($2,693)
Taxable securities	(77)	31	(46)	248	(156)	92
Nontaxable securities (1)	140	(37)	103	(38)	(59)	(97)
Federal funds sold	(103)	18	(85)	48	(76)	(28)
Other investments	114	(261)	(147)	219	63	282
Total interest income	$1,627	($1,771)	($144)	($92)	($2,352)	($2,444)
Interest expense:						
NOW accounts	$14	($8)	$6	$16	($32)	($16)
Savings accounts	16	(34)	(18)	23	(64)	(41)
Money market accounts	17	5	22	5	(242)	(237)
Certificates and other time deposits	4	(524)	(520)	61	(1,087)	(1,026)
Other borrowed funds	8	(25)	(17)	(151)	(48)	(199)
Total interest expense	$59	($586)	($527)	($46)	($1,473)	($1,519)
Net interest income	$1,568	($1,185)	$383	($46)	($879)	($925)

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis increased 2.6% or $382,819 from 2003 to 2004. The increase is partly attributable to a lower overall cost of funds and particularly a decrease of forty basis points, from 3.08% during 2003 to 2.68% during 2004, on certificates of deposit. The increase in net interest income was also helped by a change in the volume and mix of interest earning assets. Average loans increased by $23.7 million or 9.2% during 2004 compared to 2003 while average assets of lower yielding federal funds sold and taxable securities decreased by a combined $14.6 million. The increased interest income from the growth of average loans more than offset the lower yield earned on the loan portfolio during 2004. The loan portfolio yielded 6.01% during the most recent year compared to 6.54% during the prior year.

The net interest spread was 3.93% during 2004 compared to 3.95% during 2003.   Net interest income spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The yield on earning assets fell by 27 basis points from 6.28% to 6.01% while the cost of funds decreased by 25 basis points from 2.33% to 2.08% resulting in a decrease in net interest spread of 2 basis points.

Taxable equivalent net interest income decreased 6.1% or $924,939 from 2002 to 2003. The decrease was primarily attributable to a lower net interest spread, which fell from 4.28% during 2002 to 3.95% during 2003. The yield on earning assets fell by 89 basis points from 7.17% to 6.28% while the cost of funds decreased by 56 basis points from 2.89% to 2.33% resulting in a decrease in net interest spread of 33 basis points.

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

(In thousands)	2004			2003			2002		
	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$282,000	$16,935	6.01%	$258,276	$16,903	6.54%	$266,004	$19,597	7.37%
Investment securities: (3)									
Taxable securities	10,038	188	1.87%	14,971	234	1.56%	5,432	141	2.60%
Nontaxable securities (2)	38,432	3,069	7.99%	36,690	2,965	8.08%	37,148	3,062	8.24%
Federal funds sold	5,803	81	1.40%	15,419	166	1.08%	12,339	194	1.57%
Other investments	7,532	399	5.30%	6,234	546	8.76%	3,412	264	7.74%
Total Earning Assets	$343,805	$20,672	6.01%	$331,590	$20,814	6.28%	$324,335	$23,258	7.17%
Noninterest-earning assets:									
Cash and due from banks	$9,444			$9,837			$9,077		
Allowance for credit losses	(5,652)			(5,639)			(5,409)		
Premises and equipment	7,341			5,173			4,288		
Other assets	11,612			9,340			7,313		
TOTAL ASSETS	$366,550			$350,301			$339,604		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$18,106	$87	0.48%	$15,452	$81	0.52%	$13,200	$97	0.73%
Savings accounts	20,057	102	0.51%	17,702	120	0.68%	15,512	161	1.04%
Money market accounts	66,123	624	0.94%	64,282	602	0.94%	63,865	838	1.31%
Time deposits	131,497	3,530	2.68%	131,368	4,051	3.08%	129,820	5,077	3.91%
Short-term borrowing	20,547	369	1.80%	22,485	453	2.01%	27,790	691	2.49%
Long-term debt	28,341	1,213	4.28%	26,155	1,146	4.38%	25,307	1,107	4.37%
Total Interest-Bearing Liabilities	$284,671	$5,925	2.08%	$277,444	$6,453	2.33%	$275,494	$7,971	2.89%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$30,133			$30,820			$27,324		
Other liabilities	2,070			1,834			1,857		
Stockholders' equity	49,676			40,203			34,929		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$366,550			$350,301			$339,604		
Net interest income and rate spread		$14,747	3.93%		$14,361	3.95%		$15,287	4.28%
Net yield on interest earning assets			4.29%			4.33%			4.71%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.

(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.

(3) Securities are shown at amortized cost.

Noninterest Income

The following table sets forth certain items of noninterest income:

(In thousands)				Percent Increase (Decrease)	
Noninterest income:	2004	2003	2002	2004/03	2003/02
Service fees and commissions	$945	$850	$935	11.2%	(9.1)%
Investment security gains	0	0	7	0.0	100.0
Loan sale gains	257	685	424	(62.5)	61.6
Bank owned life insurance	222	130	0	70.8	N/A
Other	310	362	341	(14.4)	6.2
Total noninterest income	$1,734	$2,027	$1,707	(14.5)%	18.7%

Noninterest income in 2004 totaled $1,734,261, a decrease of $292,757 or 14.4%. The decrease is primarily the result of lower gains from the sales of loans, which decreased by $427,771. DSB sold $21.6 million of residential real estate loans to the secondary mortgage market during 2004 compared to $60.5 million during the previous year. Even though long-term mortgage rates remained at historical lows during 2004, many borrowers had already refinanced during the previous two years and there was less financial incentive to refinance again. Service fees and commissions increased by $95,758. The increase was attributable to higher commissions from the sales of investment products, which rose $44,360 and higher insurance commissions, which increased $42,018. Insurance revenues have been volatile in recent years because of the unpredictability of bonuses. The amount of the annual bonuses received is based on the volume of premiums sold and loss experience from prior years. DSB purchased $5 million of BOLI during the second quarter of 2003. The income from bank owned life insurance (BOLI) contracts increased by $92,500 during 2004. Other noninterest income decreased during 2004 by $53,242. Appraisal fees decreased by $16,600 during 2004 compared to the previous year. The decline in appraisal fees is related to the decrease in mortgage refinancing activity.

Total noninterest income was $2,027,018, an increase of $320,305 or 18.8% in 2003. The increase is primarily the result of higher gains from the sale of loans, which increased by $261,693. DSB sold $60.5 million of residential real estate loans to the secondary mortgage market during 2003. Mortgage refinancing activity was robust during 2002 and 2003 as long-term fixed mortgage rates fell by an average of 75 to 100 basis points during each of those two years. Service fees and commissions dropped primarily as a result of a decline of $55,794 in insurance income.

Noninterest Expense

Salaries and employee benefits expense increased $678,701 or 12.4% in 2004. The increase is primarily attributable to higher salaries and wages, which increased by $386,468 or 9.8% as a result of regular salary increases and the addition of staff for the Wrightstown banking offices. The average number of full-time equivalent employees was 96 and 91 for the years ended December 31, 2004 and 2003, respectively. Higher group health insurance expenses, which increased by $219,711 or 25.6%, also contributed to the increase in salaries and employee benefits.

Occupancy expenses increased by $229,223 in 2004 primarily as a result of higher depreciation expense which rose $136,163. The higher depreciation expenses are attributable to the building, furniture, fixtures and equipment of DBI's Financial Center and the Wrightstown offices. Real estate taxes and personal property taxes increased by $27,343. Rent expense increased by $12,880 primarily as a result of the lease of the Wrightstown branch office beginning in August 2003.

Data processing expenses increased by $43,415 or 7.2% in 2004. The increase is primarily attributable to an increase of $53,184 in service fees paid to our major service provider. Our contract with the service provider includes 3.5% price adjustments for 2004 through 2006. The service provider does our core system processing as well as provides us with our network communications. The network communications were higher in 2004 because of the additional Wrightstown locations.

Professional fess increased by $17,607 or 7.9% in 2004. Professional fees include expenditures for technology consulting, legal, audit, compliance, tax and appraisal services. DBI incurred $103,713 in audit and compliance fees related to documentation and testing of DBI's internal controls in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"). Management expects the costs to comply with SOX will decline in 2005 rather than increase but is uncertain of how much those costs will be.

Printing and supplies expenses increased by $29,751 primarily as a result of the costs associated with the new Wrightstown branch office. Other operating expenses decreased $7,651 or 0.8% in 2004. DSB incurred $62,338 of expenses associated with other real estate properties acquired through foreclosure during 2004, a decrease of $53,340 compared to 2003. These expenses consisted primarily of repairs, insurance and real estate taxes. The losses on disposal of other real estate totaled $87,729 during 2004, an increase of $21,039 compared to the prior year.

Salaries and employee benefits expense increased $194,501 or 3.7% in 2003. The increase was primarily attributable to an increase of $161,990 or 4.3% in salaries. The average number of full-time equivalent employees was 91 and 88 for the years ended December 31, 2003 and 2002, respectively.

During 2003, occupancy expenses increased by $131,067 primarily as a result of higher depreciation expense which rose $60,274. The higher depreciation expenses were attributable to the new Financial Center building, furniture, fixtures and equipment and also the furniture and equipment at the Wrightstown branch.

Data processing expenses increased by $50,629 or 9.2% in 2003 as a result of one-time expenses related to a conversion of DSB's ATM's to triple data encryption standard and encrypted PIN pads. All ATM's affiliated with the Visa or MasterCard network must comply with these encryption requirements by 2005. At the same time DSB converted its ATM's to a different processor and incurred one-time fees associated with this conversion. Also contributing to higher data processing fees were expenses incurred to set-up an item processing disaster recovery site at the Bellevue branch office.

Professional and legal fees increased by $40,439 in 2003 primarily as a result of fees incurred to establish the new Wrightstown branches. Also contributing to the increase in professional fees were legal fees incurred to initiate foreclosure proceedings against certain borrowers with delinquent loans.

Other operating expenses increased $161,636 or 22.1 in 2003. The increase in operating expenses was primarily attributable to expenses associated with real estate properties acquired through foreclosure. DSB incurred $66,690 in losses on the sale of other real estate. DSB also incurred $115,678 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance and real estate taxes.

The following table sets forth certain items of noninterest expense:

(In thousands) Noninterest Expense:	2004	2003	2002	Percent Increase (Decrease) 2004/03	2003/02
Salaries and employee benefits	$6,152	$5,473	$5,279	12.4%	3.7%
Occupancy expenses	1,203	974	843	23.5	15.5
Data processing expenses	645	601	550	7.3	9.3
Marketing expenses	262	257	246	1.9	4.5
Amortization of intangibles	214	213	207	0.5	2.9
Printing and supplies expenses	221	191	192	15.7	(0.5)
Directors and committee fees	228	243	223	(6.2)	9.3
Professional fees	241	224	183	7.6	22.4
Other operating expenses	883	890	729	(0.8)	22.1
Total noninterest expense	$10,049	$9,066	$8,452	10.8%	7.3%

Income Taxes

For the years ended December 31, 2004, 2003 and 2002, DBI recorded combined federal and state income tax provisions of $1,190,103, $1,525,216 and $1,816,971. These provisions reflect effective income tax rates of 24%, 26% and 28%, in 2004, 2003 and 2002, respectively, which are less than DSB's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to certain non-taxable interest earned on state and local government investment securities. During the third quarter of 2004, DSB settled an audit by the Wisconsin Department of Revenue concerning DSB's Nevada investment subsidiary for an amount that is not material.

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2004	2003	2002	Percentage Increase (Decrease) 2004/03	2003/02
Federal funds sold and interest-bearing deposits in other banks	$14,119	$12,212	$12,297	15.6%	(0.7)%
Investment securities	49,201	50,289	50,986	(2.2)	(1.4)
Loans (includes loans held for sale)	300,864	266,503	262,470	12.9	1.5
Allowance for credit losses	(5,820)	(5,529)	(5,418)	5.3	2.0
Total assets	396,685	358,878	346,153	10.5	3.7
Deposits	288,758	263,731	257,964	9.5	2.2
Other borrowed funds	55,491	44,740	50,234	24.0	(10.9)
Stockholders' equity	50,383	48,569	36,150	3.7	34.4

Total assets at December 31, 2004, were $396.7 million. This represents an increase of $37.8 million, or 10.5% higher than year-end 2003. Total loans increased $34.4 million or 12.9% higher than year-end 2003. During 2004, DSB sold $21.6 million of fixed rate residential loans to the secondary mortgage market. In general the economic climate in DBI's primary lending area was improved during 2004 compared to 2003. Each of the four counties in the lending market of DBI showed lower unemployment during December 2004 compared to one year earlier. Also, the agricultural economy was much improved, especially for dairy farmers. Dairy producers enjoyed record high prices for milk from March through June of 2004. Agricultural economists predict that Wisconsin net farm income for 2004 will set a new record exceeding the previous record of $1.7 billion set in 1989.

Total deposits at December 31, 2004, were $25.0 million or 9.5% higher than at year-end 2003. The deposit growth was primarily attributable to a special CD promotion during October 2004 that produced approximately $15 million in new certificates of deposit. The deposit growth was used to fund loan growth. The remaining loan growth was funded primarily by an increase of $10.8 million in other borrowed funds.

At December 31, 2003, total assets increased by $12.7 million or 3.7% higher than the previous year-end. Total loans increased by $4.0 million or 1.5% above the previous year-end. The lack of significant loan growth was primarily attributable to the sale of $60.5 million of fixed rate residential loans to the secondary mortgage market. In general the economic climate, other than housing, could be characterized as slow during 2002 and 2003. Also, the agricultural economy was been hampered by low milk prices during much of that period. Stockholders' equity totaled $48.6 million at year-end 2003. This represented an increase of $12.4 million or 34.4% higher than at December 31, 2002. Net proceeds from the public stock offering in the fourth quarter of 2003 totaled $9.3 million. A portion of the proceeds were used to payoff $4.7 million of other borrowed funds.

Loans

Loans secured by residential mortgages totaling $108.8 million or 36.3% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates.

Real estate construction loans increased $11.4 million during 2004 as the strong housing boom continued for another year. While short-term interest rates were rising during the second half of 2004, long-term mortgage rates fell and remained below six percent during most of the third and fourth quarters. Most of construction loans are secured by 1-to-4 family residential properties in various stages of construction. Upon completion of construction, borrowers may convert their construction loan to permanent financing from a mortgage retained by DSB, from a secondary market loan originated by DSB and sold, or from another lender.

Loans secured by commercial real estate increased by $10.9 million during 2004. The commercial real estate loans financed in 2004 were secured by diversified business properties and spread out geographically in or near DBI's primary lending area. The largest loan to a single commercial real estate borrower totaled $1.4 million while the remaining new credits were all under $1 million.

At December 31, 2004, $66.4 million or 22% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type at the end of the last three years:

| | December 31, | | | | | |
| | 2004 | | 2003 | | 2002 | |
(In thousands)	Amount	%	Amount	%	Amount	%
Real Estate:						
Residential	$108,830	36.3%	$103,020	38.8%	$108,714	41.7%
Commercial	51,240	17.1%	40,334	15.2%	38,770	14.9%
Agricultural	31,621	10.5%	32,040	12.1%	27,661	10.6%
Construction	28,179	9.4%	16,819	6.3%	10,384	4.0%
Subtotal Real Estate Loans	$219,870	73.3%	$192,213	72.3%	$185,529	71.1%
Commercial	$33,931	11.3%	$31,173	11.7%	$28,719	11.0%
Agricultural	34,732	11.6%	30,746	11.6%	34,952	13.4%
Consumer and other	11,304	3.8%	11,543	4.3%	11,693	4.5%
TOTAL	$299,837	100.0%	$265,675	100.0%	$260,893	100.0%

DBI does not make unsecured loans other than credit card advances, which aggregated $578,527 or .19% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $399,601 or .13% of total loans outstanding and deposit account overdrafts totaling $25,218 at December 31, 2004.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last three years:

| | December 31, | | |
	2004	2003	2002
Secured By Real Estate:			
Residential	$3,119,151	$3,146,994	$2,228,345
Agricultural	255,000	385,860	379,265
Commercial	824,654	741,721	2,129,183
Subtotal Real Estate Loans	$4,198,805	$4,274,575	$4,736,793
Secured by commercial assets	1,488,508	995,433	972,507
Secured by agricultural assets	161,460	828,505	317,470
Secured by other assets	51,602	182,959	63,722
TOTAL	$5,900,375	$6,281,472	$6,090,492

Approximately 71% or $4.2 million, of the total nonaccrual loans at December 31, 2004 are secured by real estate. Management considers these loans adequately secured. Business assets secure approximately 25% or $1.5 million, of the total nonaccrual loans at year-end. Of the nonaccrual loans secured by business assets, $393,198 are secured by trucking equipment and $309,710 are secured by equipment used in logging and lumber businesses. These loans are marginally secured and management expects some charge-offs to occur in 2005. DSB has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no accruing loans that are past due 90 days or more. DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2004, were $1,209,137 compared to $1,141,041 and $1,027,966 as of year-end 2003 and 2002, respectively. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Potential problem loans totaled $13,809,213 as of December 31, 2004. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

	December 31,					
	2004		2003		2002	
		% of Total		% of Total		% of Total
(In thousands)	Amount	Loans	Amount	Loans	Amount	Loans
Nonaccrual loans (1) (2)	$5,900	1.96%	$6,281	2.36%	$6,090	2.32%
TOTAL	$5,900	1.96%	$6,281	2.36%	$6,090	2.32%
Other real estate owned	$1,158		$1,074		$781	

(1) Includes impaired loans of $2,987,197, $2,774,224 and $3,158,831 as of December 31, 2004, 2003 and 2002, respectively.
(2) Includes restructured loans of $1,209,137, $1,141,041 and $1,027,966 as of the years ended December 31, 2004, 2003 and 2002, respectively, which are included with nonaccrual loans.

Other real estate owned, which is included in other assets, totaled $1,157,508, $1,074,070, and $780,674 at December 31, 2004, 2003 and 2002, respectively. The other real estate acquired in satisfaction of loans at December 31, 2004, consists of six residential properties totaling $433,088 and two commercial properties valued at $724,420.

See Note 13 – Related Party Transactions in the Notes To Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2004:

(In thousands)	Due in One Year or Less	Due from One to Five Years	Due after Five Years	Total
Real Estate:				
Residential	$64,270	$44,177	$383	$108,830
Commercial	25,265	25,968	7	51,240
Agricultural	20,007	10,601	1,013	31,621
Construction	21,939	6,226	14	28,179
Subtotal Real Estate Loans	$131,481	$86,972	$1,417	$219,870
Commercial	$22,240	$10,176	$1,515	$33,931
Agricultural	28,084	6,623	25	34,732
Consumer and other	5,872	5,101	331	11,304
TOTAL	$187,677	$108,872	$3,288	$299,837

Loans maturing in more than one year at December 31, 2004, by fixed or variable rate are as follows:

(In thousands)	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$53,155	$2,773	$55,928
Other	56,145	87	56,232
TOTAL	$109,300	$2,860	$112,160

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an adequate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2004, DBI's investment in impaired loans totaled $2,987,197 compared to $2,774,224 one year earlier. The impaired loans required a related allowance for credit losses of $576,713 at December 31, 2004. Impaired loans are measured at the estimated fair value of the collateral.

In 2004 DBI's provision for credit losses was $327,000 compared to $434,000 and $944,000 during 2003 and 2002, respectively. Net charge-offs were $35,767 for the year ended December 31, 2004, compared to net charge-offs of $323,003 and $1,050,373 for the years ended 2003 and 2002, respectively. The ratio of allowance for credit losses to total loans was 1.93% at December 31, 2004, compared to 2.07% at December 31, 2003. The net increase to the allowance was $291,233 or 5.3% higher than year-end 2003. In determining the adequacy of the allowance for loan and lease losses at December 31, 2004, DBI utilized the same risk factor percentages for loans other than agricultural loans that it used at December 31, 2003. The risk factor percentages for agricultural real estate loans and other agricultural loans were slightly decreased because of the improvement in the agricultural economy and particularly the dairy industry.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.40% at December 31, 2004, compared to 3.67% and 3.87% at December 31, 2003 and 2002, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 22% of total loans as of December 31, 2004. The factors that influence the agricultural economy are complex and difficult to predict. The prices paid to dairy farmers for milk have fluctuated significantly during the last three years. Management believes these price fluctuations are cyclical and underwriting practices have taken these fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $735,980 at December 31, 2004. This represents .24% of total loans outstanding and 7.2% of DBI's total past due loans. During 2004 there was $48,454 of net charge-offs on loans considered agricultural-related compared to $103,856 of net charge-offs during 2003. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2004, of $5,820,150 (equal to 1.93% of the total loans) is adequate to cover credit risks in the loan portfolio.

In 2004 DBI's ratio of charge-off loans to average loans outstanding was 0.08% compared to 0.16% and 0.49% during 2003 and 2002, respectively. The largest single charge-off during 2004 was $31,823 to a commercial borrower in the excavating and trucking business.

The largest single charge-off during 2003 was $109,500 to a commercial borrower that was severely impacted by the economic climate in Manitowoc County during 2002 and 2003. The charge-offs during 2002 included $182,000 of loans secured by a restaurant. An additional $59,227 was charged-off during 2003 and all remaining loans to this borrower have been paid following the sale of the property. The 2002 charge-offs also include $368,949 attributable to three borrowers that derived their income from the sale of used automobiles and parts.

Changes in the allowance for credit losses in each of the three most recent years were as follows:

	Year Ended December 31,		
	2004	2003	2002
Balance - beginning of year	$5,528,917	$5,417,920	$5,524,293
Charge-offs:			
Residential real estate	$61,422	$106,014	$173,175
Commercial real estate	0	59,227	263,324
Agricultural real estate	0	52,604	25,000
Commercial loans	61,608	109,500	597,416
Agricultural loans	48,454	53,939	130,000
Credit cards and related plans	11,689	5,331	26,869
Other consumer	44,257	15,077	82,341
	$227,430	$401,692	$1,298,125
Recoveries:			
Residential real estate	$39,291	$22,590	$24,824
Commercial real estate	98,705	20,134	151,773
Agricultural real estate	0	617	0
Commercial loans	11,850	15,717	38,154
Agricultural loans	0	2,070	5,255
Credit cards and related plans	1,081	1,264	1,620
Other consumer	40,736	16,297	26,126
	$191,663	$78,689	$247,752
Net charge-offs	$35,767	$323,003	$1,050,373
Provision charged to operations	$327,000	$434,000	$944,000
Balance - end of year	$5,820,150	$5,528,917	$5,417,920
Ratio of net charge-offs during the year to average loans outstanding during the year	0.01%	0.13%	0.39%
Ratio of allowance for credit losses to total loans at the end of year	1.93%	2.07%	2.06%

Deposits

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

				Percent Increase (Decrease)	
(In thousands)	2004	2003	2002	2004/03	2003/02
Non-interest bearing accounts	$35,012	$32,642	$31,235	7.3%	4.5%
NOW accounts	22,519	17,200	14,873	30.9	15.6
Savings accounts	19,907	18,806	16,255	5.9	15.7
Money market accounts	64,361	65,163	63,468	(1.2)	2.7
Certificates of deposit	146,959	129,920	132,133	13.1	(1.7)
Total deposits	$288,758	$263,731	$257,964	9.5%	2.2%

At December 31, 2004, total deposits were $288,757,615, an increase of $25,026,791 or 9.5% compared to December 31, 2003. Certificates of deposit increased by $17.0 million or 13.1% compared to the previous year-end. During October 2004, DSB offered a CD special rate promotion. The CD rates were 3.0% and 3.75% fixed for twelve and twenty-four months, respectively. The rate promotion, which generated approximately $15 million, was offered at all offices in conjunction with the grand opening celebration of the Wrightstown offices. The 30.9% increase in NOW accounts reflects a year-end fluctuation. The average balance of NOW accounts increased by 17.2% or $2.7 million higher than 2003. DSB continues to face strong competition for core deposits in all of its market areas.

Total deposits increased $5,767,279 or 2.2% at December 31, 2003, compared to year-end 2002. The increase in savings accounts resulted primarily from depositors that shifted funds from money market accounts to avoid service charges after the minimum balance required on money market accounts was increased. The combined balances of money market and passbook savings accounts increased $4.2 million or 5.3% at year-end 2003 while certificates of deposit decreased by $2.2 million or 1.7%. Management did not aggressively seek deposits during 2003 because of the lack of need for funds due to the lack of loan growth.

The following table shows, as of December 31, 2004, the maturities of time certificates of deposit in amounts of $100,000 or more:

(In thousands)	Certificates of Deposit
Three months or less	$4,028
Over three months through six months	2,167
Over six months through twelve months	12,807
Over twelve months	20,597
Total	$39,599

Other Borrowed Funds and Contractual Obligations

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

	December 31,		
(In thousands)	2004	2003	2002
Short-term borrowings:			
Notes payable to banks	$21,718	$18,261	$24,048
Total short-term borrowings	$21,718	$18,261	$24,048
Long-term debt:			
Federal Home Loan Bank advances	$31,000	$24,000	$24,000
Other long-term debt	2,773	2,480	2,186
Total long-term debt	$33,773	$26,480	$26,186
Total other borrowed funds	$55,491	$44,741	$50,234
Short-term borrowings:			
Average amounts outstanding during the year	$20,476	$22,350	$27,707
Average interest rates on amounts outstanding during the year	1.85%	2.10%	2.49%
Weighted average interest rate at year end	2.43%	1.66%	2.42%
Maximum month-end amounts outstanding	$21,935	$23,740	$30,852

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2004, DBI had $94.3 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2004, DACC had established lines of credit of $35 million of which $21.7 million were drawn in the form of short-term notes payable and $2.7 million in long-term notes payable.

At December 31, 2004, total borrowings increased $10.8 million or 24.0% higher than the previous year-end. During 2004, DSB borrowed an additional $7.0 million from the FHLB in the form of a long-term note. The proceeds were used primarily to fund DSB's loan portfolio growth. DACC borrowed an additional $3.8 million in notes payable to banks and similarly used the proceeds to fund loan growth. Note 9 - Long-Term Debt of the Notes To Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

Total short and long-term borrowings dropped $5.5 million at December 31, 2003, compared to year-end 2002. The increase in stockholders' equity, primarily as a result of the 2003 common stock sale, contributed to the reduction in borrowed funds.

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2004:

	Less Than One Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
(In thousands)					
Long-term debt obligations (1) (2)	$3,399	$13,302	$12,403	$11,006	$40,110
Purchase obligations (3)	2,233	558	0	0	2,791
Operating lease	25	17	0	0	42
	$5,657	$13,877	$12,403	$11,006	$42,943

(1) Includes interest expense based on outstanding interest rate.
(2) $14 million of callable FHLB notes are shown at final maturity. See Note 9 - Long-term Debt in the Notes to Consolidated Financial Statements for additional details.
(3) Includes all identified purchase commitments greater than $25,000.

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated banks must meet a minimum leverage ratio of at least 3%, while lower rated banks must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses. The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory requirements.

	Ratios as of December 31,			Regulatory Requirements
	2004	2003	2002	
Equity as a % of assets	12.7%	13.5%	10.4%	N/A
Core capital as a % of average assets	12.7%	13.3%	9.9%	4.0%
Core capital as a % of risk-based assets	16.0%	17.4%	13.4%	4.0%
Total capital as a % of risk-based assets	17.3%	18.6%	14.7%	8.0%

DBI's core and risk-based capital ratios are well above the minimum levels.

Stockholders' equity at December 31, 2004, increased 3.7% to $50,383,232 or $417 per share, compared with $48,568,801 or $400 per share one year ago. Cash dividends declared in 2004 were $13.25 per share compared with $12.25 and $11.38 in 2003 and 2002, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 41.6%, 32.5% and 26.1% in 2004, 2003 and 2002, respectively.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management believes that 2005 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $678,020, $804,144 and $764,764 for the years ended December 31, 2004, 2003 and 2002, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2004, was 23.6%. DBI has $1.7 million of commitments outstanding to complete the construction in progress of the Maribel office. These expenditures will be funded by cash flows from operations, dividends from subsidiaries or if needed by borrowing on an existing line of credit.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2004, net cash provided by operating activities amounting to $4.1 million, the increase in deposits amounting to $25.0 million and the net increase in other borrowings totaling $10.8 million, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $34.8 million increase in loans, the net increase in federal funds sold of $5.9 million, capital expenditures of $3.0 million and the payment of $1.5 million in dividends were the major uses of cash during 2004.

During 2003, the major sources of funds were loan repayments, net cash provided by operating activities of $5.9 million, the proceeds from the sale of common and treasury shares amounting to $9.7 million, the increase in deposits amounting to $5.8 million and the net decrease in federal funds sold totaling $4.1 million. The $6.2 million increase in loans, the net repayment in other borrowings of $5.5 million, the purchase of bank owned life insurance totaling $5 million, the purchase of common stock in FHLB and AgriBank totaling $2.8 million, capital expenditures of $2.4 million and the payment of $1.3 million in dividends were the major uses of cash during 2003.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 91%, 87% and 88% at December 31, 2004, 2003 and 2002, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2004, the amount owed to the FHLB was $31.0 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $22.3 million from the FHLB based on its $6.3 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2004 DSB sold $21.6 million of residential loans to the secondary mortgage market.

Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2004, DACC has unused lines of credit of $10.6 million and the parent company has an available line of credit of $6 million. See Note 12 – Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2004, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2004, is adequate under current economic conditions.

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Taxable securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of five years or less. Non-taxable securities are purchased and designated as held-to maturity. Generally these purchases are securities issued by state and local municipalities with maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads when compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

Investment balances in various categories at the end of each of the last three years were as follows:

	December 31,					
	2004		2003		2002	
	Amortized	Fair	Amortized	Fair	Amortized	Fair
(In thousands)	Cost	Value	Cost	Value	Cost	Value
Mortgage-backed securities	$5,237	$5,127	$6,550	$6,460	$1,109	$1,136
State and municipal securities	43,878	46,577	43,448	46,459	48,910	51,081
Other securities	196	196	381	381	940	940
TOTAL	$49,311	$51,900	$50,379	$53,300	$50,959	$53,157

Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

At December 31, 2004, the amortized cost of investment securities totaled $49.3 million, a decrease of $1.1 million, or 2.1% lower than year-end 2003. DSB held short-term taxable municipal securities in amounts totaling $3.9 million, $5.5 million and $11 million for the years ended 2004, 2003 and 2002, respectively. The securities, yielding approximately 25 basis points above the rate of federal funds sold, were purchased as an alternative to short-term federal funds sold. The carrying value at December 31, 2004, includes $109,401 of net unrealized losses on available-for-sale securities compared to $89,792 of net unrealized losses at year-end 2003. The net unrealized gains of the held-to-maturity securities amounted to $2,698,815 as of December 31, 2004, compared to $3,010,336 at year-end in 2003.

The following table shows the maturities of investment securities at December 31, 2004, and the weighted average yields of such securities:

| | Mortgage-Backed Securities | | State and Municipal Securities | | Other Securities | | Total Securities | |
| | Amortized | | Amortized | | Amortized | | Amortized | |
(In thousands)	Cost	Yield	Cost	Yield	Cost	Yield	Cost	Yield
Due in one year or less	$3	5.75%	$5,496	2.69%	$196	0.96%	$5,695	2.46%
Due from one to five years	5,073	2.48%	5,645	8.23%	-	-	10,718	5.51%
Due from six to ten years	161	4.91%	9,057	8.34%	-	-	9,218	8.28%
Due after ten years	0	-	23,680	7.82%	-	-	23,680	7.82%
TOTAL	$5,237	2.55%	$43,878	7.34%	$196	0.96%	$49,311	6.73%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Money market mutual funds classified as other securities have been included in "Due in one year or less" in the table above. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

Quantitative and Qualitative Disclosures About Market Risk

DBI's principal market risk exposure is interest rate risk. The objectives of DBI's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of DBI while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of DBI's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. DBI does not hold any assets or liabilities for trading purposes.

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of the time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio and the held-to-maturity portfolio represents only 10.0% of total assets at year-end.

DSB's Interest Rate Risk Management Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Interest Rate Risk Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables shown below indicate the behavior of DBI's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The following table summarizes results of simulations as of the end of the two most recent years:

As of December 31, 2004

Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$14,718,000	$247,000	1.7%
No change	$14,471,000	--	--
100 basis point decline	$14,109,000	$362,000	(2.5)%

As of December 31, 2003

Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$13,952,000	$82,000	0.6%
No change	$13,870,000	--	--
100 basis point decline	$13,667,000	($203,000)	(1.5)%

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Interest Rate Risk Management Committee takes no action in response to changes in interest rates.

Management also measures DBI's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in DSB's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that DBI utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

As of December 31, 2004

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$47,446,000	($3,316,000)	(6.5)%
No change	$50,762,000	--	--
100 basis point decline	$53,988,000	$3,226,000	6.4%

As of December 31, 2003

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$47,637,000	($3,950,000)	(7.7)%
No change	$51,587,000	--	--
100 basis point decline	$55,459,000	$3,872,000	7.5%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2004, DBI's estimated changes in the market value of equity are within limitations established by DBI's Board of Directors. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2004:

(In thousands)	0 to 6 Months	7 to 12 Months	1 to 2 Years	Over 2 Years
Loans	$110,112	$81,452	$50,359	$58,941
Investment securities	4,395	1,301	4,991	38,514
Federal funds sold	14,119	0	0	0
Other	0	0	0	7,046
Total earning assets	$128,626	$82,753	$55,350	$104,501
Interest-bearing deposits	$166,338	$52,752	$50,956	$19,533
Other borrowed funds	10,222	13,504	713	31,052
Total interest-bearing liabilities	$176,560	$66,256	$51,669	$50,585
Rate sensitivity gap	($47,934)	$16,497	$3,681	$53,916
Cumulative rate sensitivity gap	($47,934)	($31,437)	($27,756)	$26,160
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	72.85%	87.05%	90.57%	107.58%
Ratio of cumulative gap to average earning assets	(13.94)%	(9.14)%	(8.07)%	7.61%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Terese M. Deprey
Secretary
Denmark Bancshares, Inc.

Thomas N. Hartman
President
Hartman's Towne and Country Greenhouse, Inc.

Darrell R. Lemmens
Chairman and President
Denmark Bancshares, Inc.

Mark E. Looker
Vice President
Denmark Bancshares, Inc.

Edward Q. Opichka, D.D.S.
Retired Owner
Edward Q. Opichka Dental Practice

Allen M. Peters
Retired Teacher and Athletic Director
Reedsville School District

Norman F. Tauber
Retired Owner
Tauber Auto Service Station and Car Dealership

Thomas F. Wall
Retired Sales Account Manager
Natural Beauty Growers

EXECUTIVE OFFICERS

Darrell R. Lemmens
Chairman and President
Denmark Bancshares, Inc. and Denmark State Bank

Terese M. Deprey
Secretary of Denmark Bancshares, Inc.
Vice President of Denmark State Bank

Dennis J. Heim
Vice President of Denmark Bancshares, Inc.
Sr. Vice President of Denmark State Bank

Evonne J. Kreft
Vice President
Denmark State Bank

Roger E. Lemmens
Vice President and Branch Manager
Denmark State Bank

Mark E. Looker
Vice President of Denmark Bancshares, Inc.
Assistant Vice President of Denmark State Bank

Lonnie A. Loritz
Vice President
Denmark State Bank

John P. Olsen
President of Denmark Agricultural Credit Corporation
Sr. Vice President of Denmark State Bank

David H. Radue
Vice President and Branch Manager
Denmark State Bank

Jeffrey J. Van Rens
Vice President
Denmark State Bank

Glenn J. Whipp
Vice President and Branch Manager
Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

2003	Book Value End of Quarter (Unaudited)	Market Value (1) High	Low	Dividends Paid (2)
1st Quarter	$341	$723	$702	$5.75
2nd Quarter	350	729	717	
3rd Quarter	352	735	735	6.00
4th Quarter	400	836	735	
2004				
1st Quarter	$402	$853	$841	$6.25
2nd Quarter	410	854	849	
3rd Quarter	410	871	862	6.50
4th Quarter	417	873	863	
2005				
Through March 1	N/A	$879	$876	$6.75

1) In recent years the Common Stock has traded sparsely. To the knowledge of management the price of each share has ranged in value as shown in the table. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the transactions at the prices reported in the table are purchases by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provides that shares offered to DBI may be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the end of the month preceding the purchase. The applicable percentage was 210% of book value since March 28, 2001. The Board of Directors of DBI may consider changes in the applicable percentage at future meetings.

2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 1, 2005 DBI had 1,441 shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)

2003	March 31	June 30	September 30	December 31
Interest income	$5,392	$4,894	$4,807	$4,699
Interest expense	1,743	1,689	1,562	1,458
Provision for credit losses	162	162	87	23
Net income	1,273	951	1,014	1,104
Net income per share	11.75	8.76	9.34	9.55
2004				
Interest income	$4,692	$4,855	$4,894	$5,174
Interest expense	1,412	1,383	1,417	1,713
Provision for credit losses	115	12	15	185
Net income	965	1,088	950	855
Net income per share	7.96	8.97	7.86	7.07

For the Quarter Ended